SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                   SCHEDULE 13E-4 - (Final Amendment)
                      Issuer Tender Offer Statement
  (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           IN HOME HEALTH, INC.
               (Name of Issuer and Person Filing Statement)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)
                               453222 10 1
                  (CUSIP Number of Class of Securities)

                              Judy M. Figge
                                President
                           In Home Health, Inc.
                        Carlson Center, Suite 500
                          601 Lakeshore Parkway
                        Minnetonka, MN 55305-5214
                              (612) 449-7500
   (Name, Address and Telephone Number, of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                 Copy to:
                         Richard D. McNeil, Esq.
                         Lindquist & Vennum PLLP
                             4200 IDS Center
                          Minneapolis, MN 55402
                              (612) 371-3211

                            September 20, 1995
  (Date Tender Offer First Published, Sent or Given to Security Holders)


                        CALCULATION OF FILING FEE

Transaction Valuation
                           Amount of Filing Fee


                               $22,950,000
                                  $4,590


  Check box if part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $4,380    Filing Party:  In Home Health, Inc.
Form or registration no.: Schedule 13E-4    Date filed:    September 20, 1995

Amount previously paid: $210           Filing Party:  Manor Healthcare Corp.
Form or registration no.: Schedule 14D-1    Date filed:    October 27, 1995

    This Final Amendment supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 dated September 20, 1995 filed by In Home Health, Inc., a Minnesota corporation (the "Company"), to purchase up to 6,440,000 shares of its Common Stock, $.01 par value (the "Shares"), at a price of $3.40 per Share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").
Item 8.  Additional Information.
         Item 8 is hereby amended by the addition of the following:
         The Offer expired, pursuant to its terms, at 12:00 midnight, New York City time, on Monday, October 23, 1995.
         On October 24, 1995, the Company issued a press release announcing that it would accept for payment 6,750,000 Shares tendered pursuant to the Offer, an increase of 310,000 Shares from that indicated in the Offer to Purchase. The same press release also indicated that 6,750,000 Shares were purchased by Manor Healthcare Corp. from the Company on the same day.
         On October 30, 1995 the Company issued a press release announcing that its definitive count indicates that 10,647,105 Shares were tendered by 12:00 midnight on October 23, 1995, the proration deadline for the Offer (the "Proration Deadline"). Based on the definitive count, 63.39% of the Shares validly tendered by the Proration Deadline by stockholders will be accepted on a pro rata basis for purchase by the Company.
         The Company further stated that it will commence payment on October 30, 1995 for the 6,750,000 Shares being purchased pursuant to the Offer.
         Copies of the October 24, 1995 and October 30, 1995 press releases are attached hereto as Exhibits (a) (11) and (a) (12), respectively, and are incorporated herein by reference.
Item 9.  Material to be Filed as Exhibits.
         Item 9 is hereby amended by addition of the following:
         (a) (11)   Press Release dated October 24, 1995.
         (a) (12)   Press Release dated October 30, 1995.
                            SIGNATURE
         After due inquiry and to the best of my knowledge and
belief, I certify that the information set forth in this statement is true, correct and complete.
Dated:   October 30, 1995.
                                  IN HOME HEALTH, INC.

                                  By  /s/JUDY M. FIGGE
                                    Judy M. Figge, President


                                                        Exhibit (a)(11)

                                           FOR FURTHER INFORMATION
                                           PLEASE CONTACT:
                                                Mike Kennedy
                                                Vice President - Treasurer

FOR IMMEDIATE RELEASE

               MANOR CARE, INC. AND IN HOME HEALTH, INC.
            ANNOUNCE CONSUMMATION OF STRATEGIC PARTNERSHIP


      MINNETONKA, MN, October 24, 1995 -- Manor Care, Inc. (NYSE symbol MNR), a national health care and international lodging firm, and In Home Health, Inc. (NASDAQ symbol IHHI), a leading provider of home health care services, announced today the successful consummation of their strategic partnership. Pursuant to this partnership, Manor Healthcare Corp., a wholly-owned subsidiary of Manor Care, purchased 6,750,000 common shares from In Home
Health for $3.40 in cash per share for an aggregate purchase price of $22,950,000. In addition, Manor Healthcare invested $20 million in In Home Health to purchase voting convertible preferred stock and a 3-year warrant to purchase an additional 6 million shares of common stock.

In Home Health also completed its self-tender offer which expired at midnight, Eastern time on Monday, October 23, 1995. Preliminary figures indicate that a total of approximately 10,464,066 shares (including 1,084,221 shares tendered pursuant to guaranteed delivery procedures) were validly tendered. Of this amount, In Home Health accepted for payment 6,750,000 shares tendered pursuant to the offer, indicating a preliminary proration factor of 64.5%. The final proration factor will be announced as promptly as practicable. In Home Health expects that on or about Monday, October 30, 1995, it will begin forwarding payment for the shares accepted in the tender offer and mailing stock certificates for tendered shares that were not accepted for payment.

As a result of this transaction, Manor Healthcare now has approximately 64% voting power of In Home Health. The self-tender offer and investment by Manor Healthcare were made pursuant to the terms of the previously announced agreement entered into by In Home Health and Manor Healthcare on May 2, 1995.

In accordance with the terms of that agreement, S. Marcus Finkle and Sheldon Lieberbaum resigned from the Board of Directors of In Home Health, the Board was increased to seven members and four nominees of Manor Healthcare, Joseph Buckley, Mark Gildea, James Rempe and Donald Tomasso, were elected to the Board. In addition, Mark Gildea was named Chief Executive Officer of In Home Health and Judy Figge remains as President of In Home Health.

With annual revenues of approximately $130 million, In Home Health specializes in providing quality comprehensive health care services to clients of all ages in their own homes. In Home Health provides a variety of services which include skilled nursing, infusion therapy, hospice, rehabilitation and personal care. Headquartered in Minneapolis, In Home Health provides its services through a network of 41 offices in 19 markets located in 13 states.

Manor Care, through its health care segment, operates 193 health care facilities containing 25,532 beds in 28 states. Manor Care also owns 82% of Vitalink Pharmacy Services, Inc. (NASDAQ symbol VTLK), which provides institutional pharmacy services to nursing facilities and other institutions in 19 markets. Manor Care's health care revenues for the twelve months ended August 31, 1995 totaled $1,050 million. Manor Care's lodging segment owns, manages or franchises over 3,500 hotels, open or under development, containing in excess of 305,000 guest rooms.

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Exhibit (a)(12)


                                       FOR FURTHER INFORMATION
                                    PLEASE CONTACT:
                                        Mike Kennedy
                                        Vice President - Treasurer

FOR IMMEDIATE RELEASE

                 IN HOME HEALTH, INC. ANNOUNCES
         FINAL PRORATION FACTOR OF 63.42% IN SELF-TENDER


   MINNETONKA, MN, October 30, 1995 -- In Home Health, Inc. (NASDAQ symbol IHHI), a leading provider of home health care services, announced today its final determination that a total of 10,642,405 shares were validly tendered in its recent self-tender offer. Of this amount, 6,750,000 shares were accepted, indicating a final proration factor of 63.42%. In Home Health expects that its transfer agent will begin today forwarding payment for the shares accepted in the tender offer and mailing stock certificates for tendered shares that were not accepted.

MEDICARE PAYMENT DISPUTES

In Home Health also announced that a status conference was held on October 24, 1995 by the federal judge handling two lawsuits brought by the Company against the U.S. Department of Health and Human Services (HHS) concerning payment for services the Company has provided to Medicare beneficiaries. The two lawsuits, brought by the Company in U.S. District Court in 1994, allege that HHS has unjustly withheld approximately $8.8 million in payments that are owed to In Home Health for services it provided to Medicare beneficiaries from 1988 to 1994. At the status conference, the Court was advised by the attorneys for HHS that decisions by the HHS Provider Reimbursement Review Board (PRRB) should be expected by the end of November 1995 and the end of January 1996, respectively. The judge's order, which was received on October 26th, states that in view of those dates, the court hearings on the Company's motions for judicial relief would be deferred and that written status reports must be filed with the court on December 15, 1995. At that time the court will determine whether to hear the motions or further defer the hearings.

With annual revenues of approximately $130 million, In Home Health specializes in providing quality comprehensive health care services to clients of all ages in their own homes. In Home Health provides a variety of services which include skilled nursing, infusion therapy, hospice, rehabilitation and personal care. Headquartered in Minneapolis, In Home Health provides these services through a network of 41 offices in 19 markets located in 13 states.


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